

05041688


SEC MAIL
RECEIVED
APR 0 8 2005
WASH. D.C.
209
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DP Securities, Inc/DBA/ SAGIENT SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3655 NOBEL DR., STE. 540
(No. and Street)

SAN DIEGO	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON AND CO., LLP
(Name – *if individual, state last, first, middle name*)

3655 NOBEL DR., STE. 500	SAN DIEGO,	CA	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT KYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGIENT SECURITIES, as of APRIL 6TH, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Signature

PRESIDENT

Title

Notary Public



BOBBI SUE RICHARDSON
Commission # 1318583
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

DP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULES 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	9,115
Add:		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		9,115
Deductions and/or charges:		
Non-allowable assets		-
Net capital before haircuts on securities positions		9,115
Haircuts on securities positions		
Stocks and warrants		(454)
Net capital at December 31, 2004	$	8,661
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses		-
Aggregate indebtedness at December 31, 2004	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital at December 31, 2004	$	8,661
Minimum net capital required		5,000
Excess capital	$	3,661
Ratio: Aggregate indebtedness to net capital		0.00 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	9,115
Nonallowable assets erroneously reported as allowable:		
Other (deductions) or allowable credits		(454)
Net capital per above	$	8,661